Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)

Condensed Consolidated Interim Financial Statements
December 31, 2012
(Unaudited)

TABLE OF CONTENTS

CONDENSED FINANCIAL STATEMENTS
Page
Condensed Consolidated Interim Statements of Financial Position	2
Condensed Consolidated Interim Statements of Comprehensive Loss	3
Condensed Consolidated Interim Statements of Changes in Equity	4
Condensed Consolidated Interim Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6-24

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in US Dollars)
(Unaudited)

	Note	December 31, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$103,457	$443,342
Receivables		451,451	355,348
Inventory	4	83,099	-
Prepaid expenses		15,702	7,993
Total current assets		653,709	806,683
Non-current assets
Assets held for resale	6	433,254	433,254
Property, plant and equipment	6	71,680	101,074
Assets under development	5	1,381,179	-
Total non-current assets		1,886,113	534,328
Total assets		$2,539,822	$1,341,011
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities		$1,956,811	$1,765,023
Operating line	10	208,172	-
Current portion of loan	10	83,000	-
Promissory notes payable	8	2,055,915	1,889,377
Due to related parties	16	1,131,166	941,661
Convertible notes	9	61,238	56,568
Total current liabilities		5,496,302	4,652,629
Non-current liabilities
Loan payable	10	920,120	-
Convertible notes	9	636,557	-
Total non-current liabilities		1,556,677	-
Shareholders' deficiency
Share capital	11	45,505,858	45,462,858
Contributed surplus	11	5,453,547	5,453,547
Commitment to issue shares	11	-	43,000
Equity component of convertible notes	9	46,949	2,218
Accumulated other comprehensive income (loss)		(6,283)	-
Accumulated deficit from prior operations		(2,265,325)	(2,265,325)
Accumulated deficit during the development stage		(53,247,903)	(52,007,916)
Total shareholders' deficiency		(4,513,157)	(3,311,618)
Total equity and liabilities		$2,539,822	$1,341,011

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved by the Board:

(signed) “Stephen K. Fane”	Director	(signed) “Christopher Ng”	Director

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in US Dollars)
(Unaudited)

		Three months ended		Nine months ended
		December 31,		December 31,
	Note	2012	2011	2012	2011

Sales		$1,013	$-	$1,013	$-
Cost of sales		47,116	-	47,116	-
Gross margin		(46,103)	-	(46,103)	-

Project development	12	171,980	85,407	435,093	572,292
General and administrative	13	267,971	90,113	534,218	176,577
Loss from operations		(486,054)	(175,520)	(1,015,414)	(748,869)
Interest and financing costs	14	(94,512)	(46,913)	(277,544)	(105,587)
Non-operating expenses	15	125,309	(11,192)	52,971	34,620
Net loss for the period		(455,257)	(233,625)	(1,239,987)	(819,836)
Translation adjustment		(6,283)	-	(6,283)	-
Comprehensive loss for the period		$(461,540)	$(233,625)	$(1,246,270)	$(819,836)
Basic and diluted loss per share		$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		95,816,003	92,836,002	95,816,003	92,936,002

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in US Dollars)
(Unaudited)

	Share capital	Contributed surplus	Commitment to issue shares	Equity component, convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit from prior operations	Accumulated deficit during development stage	Total equity
Balance at March 31, 2011	$43,855,235	$5,897,566	$1,158,302	$5,496	$-	$(2,265,325)	$(50,116,687)	$(1,465,413)
Loss for the year	-	-	-	-	-	-	(1,891,229)	(1,891,229)
Share capital issued
For private placements	331,254	-	-	-	-	-	-	331,254
Share issuance expenses	(30,709)	-	-	-	-	-	-	(30,709)
For services	1,229,211	-	-	-	-	-	-	1,229,211
Transfer from contributed surplus upon exercise of warrants	77,867	(77,867)	-	-	-	-	-	-
Share issue commitment	-	-	(1,155,302)	-	-	-	-	(1,155,302)
Fair value of shares issued on exercise of warrants	-	(40,000)	40,000	-	-	-	-	-
Equity component of convertible debt	-	-	-	(3,278)	-	-	-	(3,278)
Stock-based compensation	-	(326,152)	-	-	-	-	-	(326,152)
Balance, March 31, 2012	45,462,858	5,453,547	43,000	2,218	-	(2,265,325)	(52,007,916)	(3,311,618)

Loss for the period	-	-	-	-	-	-	(1,239,987)	(1,239,987)
Translation adjustment	-	-	-	-	(6,283)	-	-	(6,283)
Share capital issued
On exercise of warrants	43,000	-	(43,000)	-	-	-	-	-
Equity component of convertible debt	-	-	-	44,731	-	-	-	44,731
Balance, December 31, 2012	$45,505,858	$5,453,547	$-	$46,949	$(6,283)	$(2,265,325)	$(53,247,903)	$(4,513,157)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited)

		Nine months ended December 31,
	Note	2012	2011
OPERATING ACTIVITIES
Loss for the period		$(1,239,987)	$(819,836)
Items not involving cash:
Interest and accretion		259,171	104,342
Stock-based compensation			(266,378)
Shares issued for services		-	4,500
(Gain) Loss on disposal of assets		(52,610)	13,939
Interest paid on loans		42,358	-
Amortization		29,394	36,874
Changes in non-cash working capital items	18(a)	(1,406)	(373,037)
Cash used in operating activities		(963,080)	(1,299,596)
INVESTING ACTIVITIES
Assets under development		(1,381,179)	-
Property and equipment		52,610	(682)
Cash used in investing activities		(1,328,569)	(682)
FINANCING ACTIVITIES
Proceeds from convertible notes		628,000	-
Proceeds from loan		1,000,000	-
Proceeds from operating loan		208,172	-
Proceeds from promissory notes		-	717,432
Proceeds from commitment to issue shares		-	260,254
Interest paid on loans		(42,358)	-
Changes in amounts due to related parties		189,505	337,236
Repayment of promissory notes		(35,000)	(25,000)
Cash from financing activities		1,948,319	1,289,922
Increase (Decrease) in cash		(343,330)	(10,356)
Effect of foreign exchange on cash		3,445	-
Cash and cash equivalents, beginning of period		443,342	31,936
Cash and cash equivalents, end of period		$103,457	$21,580

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

1.	CORPORATE INFORMATION

Alterrus Systems Inc, (formerly Valcent Products Inc.) (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996.  The Company’s current business activity is to focus on the continued development, marketing and operating of the Company’s High Density Vertical Growth System (“VertiCrop”) designed to produce high yields of leafy green vegetables in various climates.

On June 16, 2012, the Company changed its name to Alterrus Systems Inc. The Company is listed on the OTCQB, having the symbol ASIUF. On July 26, 2012 the Company obtained a Canadian National Stock Exchange (CNSX) listing, having the symbol of ASI. The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2012 annual financial statements.  There have been no changes to accounting policies during the nine months ended December 31, 2012, other than the accounting policies described below in Note 3.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on March 1, 2013.

(b)	Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, as modified by the revaluation of derivative liabilities at fair value through profit or loss.

The condensed consolidated interim financial statements are presented in United States dollars, which is also the Company’s functional currency. Functional currency for the subsidiary companies are as follows:

Valcent Products (EU) Ltd. – United States dollars
Valcent Manufacturing Ltd. – United States dollars
Local Garden Vancouver Inc. – Canadian dollars

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies. Other than the estimates and judgements disclosed in the Company’s March 31, 2012 consolidated financial statements, the determination of direct costs related to an asset under development and the period in which capitalization commences including the assessment of the condition necessary for the Verticrop System to be capable of operating in the manner intended by management is based on judgments critical to the Company’s accounting policy for the asset under development.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

2.     BASIS OF PREPARATION (continued)

(c)    Going Concern of Operations

The Company is currently seeking additional funding to finance its operations and obligations.  Management is considering all possible financing alternatives, including equity financing, debt financing, joint-ventures, corporate collaboration and licensing arrangements. However, there can be no assurance that the Company will be successful in its future financing attempts.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2012, the Company had not yet achieved profitable operations, had a deficit during the development stage of $53 million and working capital deficit of $5 million.  The Company’s focus is furthering its development and commercialization of its VertiCrop system, therefore it will incur future losses. These factors cast substantial doubt as to the Company’s ability to continue as a going concern. The Company is dependent upon its ability to raise the necessary funds and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. As at December 31, 2012, the Company had cash and cash equivalents of $103,457 and is actively pursuing the sale of certain assets for proceeds above their carrying value of $433,254.  Although the Company has successfully raised funds in the past and expects to be a going concern for the next twelve months, further financing will be required for operations and to settle debt obligations which are due on demand.  While there is no assurance these funds can be raised, the Company believes such financing will be available as required.

3.     ACCOUNTING POLICIES

Inventories

Raw material inventory consists primarily of planting pellets, crop nutrients and packaging supplies used directly in production and packaging of the product. Inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Crops in process, consisting primarily of leafy green crops in various stages are valued at the lower of actual costs that can be efficiently calculated for them at the period end and an estimated net sales value of the crops.

Assets Under Development

Development costs and assets under development are recorded at cost. Capitalized costs related to an asset under development include all eligible expenditures incurred in connection with the development and construction of the Verticrop System asset until it is capable of operating in the manner intended by management. If construction or preparation of the asset under development extends over a period of longer than twelve months, we capitalize borrowing costs incurred on borrowed capital up to the date of completion of the cost of the construction. The Company capitalizes all direct project costs related to the development of the Company’s Verticrop projects.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

3.     ACCOUNTING POLICIES (continued)

Assets Under Development (continued)

Capitalization commences when the project is clearly identified, the technical feasibility has been established, management has indicated its intention to construct, operate and maintain the project, a future market is identified, and adequate resources exist or are expected to be available to complete the project.

Upon a project becoming commercially operational, the accumulated costs are transferred to property, plant and equipment and are amortized on a straight line basis over the estimated useful lives of the various components.

Revenue

Revenue is measured at the fair value of the consideration received or receivable. Revenue is based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the leafy green crops have been transferred to our customer; the Company retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the Company can measure the amount of revenue receivable and it is probable economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to our customer according to the sales agreement which in most cases, is when product is picked up by our customer or delivered to the destination specified by our customer, which is typically a customer’s premises. We report revenue net of sales taxes, returns, discounts and rebates.

Functional Currency

The functional currency for each of our subsidiaries is the currency of the primary economic environment in which they operate. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment. All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are recognized in earnings. Non-monetary items measured at historical cost are not re-measured – they remain at the exchange rate from the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences are recognized directly in accumulated other comprehensive income (loss). If we dispose of a foreign operation, the relevant amount of foreign currency translation in equity is reclassified to earnings.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

4.     INVENTORY

	December 31, 2012	March 31, 2012

Raw materials	$77,947	$-
Crops in process	5,152	-

	$83,099	$-

The cost of inventories recognized as expense and included in cost of sales for the three and nine months ended December 31, 2012 amounted to $47,116 (2011 - $nil).

5.     ASSETS UNDER DEVELOPMENT

Assets under development consists of costs related to the development of the VertiCrop system. Components relating to the system, such as site preparation, greenhouse structure, trays, lighting and monitoring systems are recorded as assets under development until the condition necessary for the system to be capable of operating in the manner intended by managment.  As at December 31, 2012, the Company had recorded $1,381,179 (March 31, 2012 – $nil) in assets under development.  The development of the VertiCrop system was considered capable of operating in the manner intended by management subsequent to December 31, 2012.

Details of assets under development are as follows:

	December 31, 2012	March 31, 2012

VertiCrop System (lighting, conveyor, rigs)	$900,448	$-
Greenhouse frame and building	321,281	-
Project management	159,450	-
	$1,381,179	$-

6.     PROPERTY, PLANT AND EQUIPMENT

	Equipment	Total
COST
Balance, March 31, 2012	$588,257	$588,257
Additions	-	-
Disposals	-	-
Balance, December 31, 2012	$588,257	$588,257
DEPRECIATION
Balance, March 31, 2012	$487,183	$487,183
Depreciation	29,394	29,394
Disposals	-	-
Balance, December 31, 2012	$516,577	$516,577
CARRYING AMOUNTS
March 31, 2012	$101,074	$101,074
December 31, 2012	$71,680	$71,680

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

6.    PROPERTY, PLANT AND EQUIPMENT (continued)

During the nine month period ended December 31, 2012, previously written off equipment was sold for proceeds of $52,610 (three-month period ended December 31, 2012 - $45,060).

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  In October 2010, the Company stopped amortizing these assets and classified these assets as assets held for sale. As at December 31, 2012 and March 31, 2012, assets held for sale totaled $433,254 (Land $245,485 and Building $187,769).  The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

7.      PRODUCT LICENSE AND TECHNOLOGY PURCHASE

The Company entered into a purchase agreement on April 1, 2009 and amended March 8, 2010, to acquire all ownership rights and intellectual property relating to its VertiCrop vertical plant growing technology and Tomorrow Garden Kit technology. The Company terminated the Purchase Agreement, which was written off during the year ended March 31, 2012.

8.      PROMISSORY NOTES PAYABLE

Promissory notes payable consisted of the following due to lenders:

	December 31,	March 31,
	2012	2012
8% and 10% simple interest, unsecured, due on demand (a)	$623,225	$583,835
18% simple interest, secured, due on demand (b)	849,012	790,099
18% simple interest, unsecured, due on demand (c)	583,678	515,443
	$2,055,915	$1,889,377

(a)	Promissory notes of $623,225 include amounts to related parties (Note 16). Total interest accrued during the nine months ended December 31, 2012 was $39,390 (2011 - $40,254).

(b)
On July 14, 2011, the Company issued a secured promissory note for $700,000 accruing interest at 18% per annum with a conversion feature connected to any unpaid accrued interest. The note matured on July 14, 2012 and the principal and accrued interest are due on demand. Any unpaid accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two-year period. The note is secured by a lien on, and a security interest in, certain real property located in El Paso, Texas owned by a wholly-owned subsidiary of the Company. Total interest accrued during the nine months ended December 31, 2012 is $93,913 (2011 – $58,685). During the nine months ended December 31, 2012, the Company repaid $35,000 (2011 – $nil) of the promissory note.

(c)
On February 3, 2012, the Company issued a promissory note for $501,350 ($500,000 CDN) accruing interest at 18% per annum with a conversion feature connected to any accrued interest. The note matured on February 3, 2013 and the principal and accrued interest is due on demand.  Any accrued interest, at the option of the lender, may be converted into units at a price per unit of $0.10.  Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15 for a two year period.  The Company may repay the note and interest at any time without penalty. Total interest accrued during the nine months ended December 31, 2012 is $68,235 (2011 - $nil).

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

8.     PROMISSORY NOTES PAYABLE (continued)

The Company has designated convertible accrued unpaid interest as at fair value through profit or loss and determined the fair value to be equal the accrued interest given its demand nature.

9.      CONVERTIBLE NOTES

Date of Issue	Balance, March 31, 2012	Issued Principal	Equity Portion	Accretion	Interest	Conversion	Balance, December 31, 2012
February 2010 (a)	$56,568	$-	$-	$1,670	$3,000	$-	$61,238
April 19, 2012 (b)	-	500,000	(31,191)	10,745	41,671	-	521,225
December 14, 2012 (c)	-	128,000	(13,540)	198	674	-	115,332
Total	$56,568	$628,000	$(44,731)	$12,613	$45,345	$-	$697,795
Less current portion	(56,568)	-	-	(1,670)	(3,000)	-	(61,238)
Non current portion	$(0)	$628,000	$(44,731)	$10,943	$42,345	$-	$636,557

(a)	$50,000 February 2010 Convertible Note

On February 16, 2010, the Company issued to a third party an unsecured promissory note bearing interest at the rate of 8% per annum whose terms changed on May 15, 2010 to an unsecured convertible note with a term to February 15, 2012 bearing interest at 8% per annum.  Both interest and principal may be converted at the option of the lender at any time after May 15, 2010 at $0.20 per unit, with each unit consisting of one common share and one share purchase warrant exercisable at $0.40 per share for a two-year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $5,496 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

On February 14, 2012, the Company entered into an amendment to the convertible note whereby, the maturity date was extended to February 15, 2013, the interest rate was increased to 10% per annum, the unit conversion price was reduced to $0.10 and the share purchase warrant price was reduced to $0.20. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component. The note is now due on demand. All other terms, conditions, covenants, obligations or agreements contained in the convertible note were not affected.  The amendment of this convertible note resulted in a substantial modification and a gain of $2,066 recognized within interest and finance cost in consolidated comprehensive loss during the year ended March 31, 2012.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

9.     CONVERTIBLE NOTES (continued)

The Company used the residual method to allocate a value of $2,218 to the equity component of the amended convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $51,020 principal amount using the effective interest rate method.

During the nine months ended December 31, 2012, the Company recorded $4,670 (2011 - $5,410) in interest and accretion costs in relation to this convertible note.

(b)	$500,000 April 2012 Convertible Note

On April 19, 2012, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to April 19, 2014.  Both interest and principal may be converted at the option of the lender at $0.10 per unit, with each unit consisting of one common share and three quarters of a share purchase warrant with each full warrant exercisable at $0.15 per share for a five year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $31,191 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $500,000 principal amount using the effective interest rate method.

During the nine months ended December 31, 2012, the Company recorded $52,416 (2011 - $nil) in interest and accretion costs in relation to this convertible note.

(c)	$128,000 December 2012 Convertible Note

On December 14, 2012, the Company issued to third parties unsecured promissory notes bearing interest at the rate of 12% per annum with a term to December 14, 2015.  Both interest and principal may be converted at the option of the lender at $0.08 per unit, with each unit consisting of one common share and one half of a share purchase warrant with each full warrant exercisable at $0.12 per share for a three year term from the date of conversion. The convertible note was assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristics of a financial liability or equity. Since the conversion feature is settled with a fixed number of common shares, the conversion feature has been recorded as an equity component.

The Company used the residual method to allocate a value of $13,540 to the equity component of the convertible note. The fair value of the debt component was determined using an implied market interest rate of 15% which the Company believes is a comparable rate for similar debt without the conversion feature. The equity component is accreted over the life of the note up to $128,000 principal amount using the effective interest rate method.

During the nine months ended December 31, 2012, the Company recorded $872 (2011 - $nil) in interest and accretion costs in relation to this convertible note.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

10.   LOAN PAYABLE

On April 13, 2012, the Company entered into a Loan Agreement (the “Loan”) in the amount of $1,003,120 ($1,000,000 CDN) (the “Term Loan”) accruing interest at 8% plus the lenders prime plus 2% to a maximum of 14% per annum. The Loan also provides for a revolving loan of $250,000 CDN the (“Operating Loan”) accruing interest at the same rate as the Term Loan. The Term Loan matures on April 15, 2019 and the Operating Loan is due on demand. The loans are secured by a lien on, and a security interest in, all present and future unencumbered assets of the Company and are subject to certain financial covenants. The Company may repay up to 15% of the outstanding principal amount of the Term Loan on the second and third anniversary date, up to 25% on the fourth anniversary date of the initial loan, thereafter the balance in whole in part without penalty or prepayment compensation.

The loans were used to build and operate the Company’s first commercial VertiCrop System in Vancouver, BC. In addition, the lender will receive for 15 years a monthly 3% royalty based on gross revenues from the operation the VertiCrop System up until the earlier of the maturity date or the date the Company has repaid the loan in full. Thereafter, the royalty will be reduced to 1.5%.The royalty amount at December 31, 2012 is immaterial and has not been calculated or included in cost of sales. During the nine months ended December 31, 2012 the Lender advanced  $1,003,120 ($1,000,000 CDN) of the Term Loan and $208,000 of the Operating Loan.

The following table summarizes the contractual maturities of the Company’s term loan as of December 31, 2012.

	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter	Total
Principal payments	$83,000	$411,000	$360,000	$159,000	$1,013,000

11.   SHARE CAPITAL AND RESERVES

(a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value – none issued

(b)	Issued and outstanding:

The common share issuances consisted of the following transactions:

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

11.   SHARE CAPITAL AND RESERVES (continued)

(b)    Issued and outstanding: (continued)

Share Capital Detail
	Number	Amount	Contributed surplus
Balance at March 31, 2011	83,218,571	$43,855,235	$5,897,566
Share capital issued:
For private placements (i)	3,794,413	331,254	-
Share issue expense (i), (iv)	-	(30,709)	-
For consulting services (ii)	200,000	26,500	-
For investor relation services (iii)	450,000	59,250	-
Management incentive & finance incentive (iv)	7,323,019	1,143,461	-
Transfer from contributed surplus upon exercise of warrants (e)(iii)	-	77,867	(77,867)
Fair value of common shares issued on exercise of warrants (e)(iii)	-	-	(40,000)
Stock-based compensation (iv) & (d)	-	-	(326,152)
Balance, March 31, 2012	94,986,003	$45,462,858	$5,453,547

Share capital issued:
For private placements	830,000	43,000	-
Balance, December 31, 2012	95,816,003	$45,505,858	$5,453,547

During the nine months ended December 31, 2012, the Company issued 830,000 common shares valued at $43,000 pursuant to commitment to issue shares as at March 31, 2012.

During the nine months ended December 31, 2011, the Company:

(i)
Issued 1,036,263 units at a price of $0.15 per unit for gross proceeds of $155,439 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price. Total share issuance costs connected with the private placement was $4,908 as a finder’s fee.

Issued 758,150 units at a price of $0.10 per unit for gross proceeds of $75,815 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.15. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price.

(ii)	Issued 200,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of service of $26,500.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

11.   SHARE CAPITAL AND RESERVES (continued)

(iii)	Issued 300,000 common shares in connection with two consulting services contracts for investor relations at an aggregate fair value of service of $51,750.

(iv)
Pursuant to the December 14, 2010 private placement, the Company issued an additional 352,805 common shares to management and 323,019 to a broker for a total of 7,323,019 common shares.  The additional shares to management were valued at $62,016 based on the grant date of the shares charged to stock-based compensation (Note 13). The additional shares to the broker were valued at $25,801 being the fair value of service provided and recorded as share issuance cost.

In addition, pursuant to this agreement an additional 675,824 options were earned to bring the total options earned to 7,323,019. The Company applied the fair value method using Black-Scholes option pricing model in accounting for these options by using a risk-free interest rate – 2.00%; expected life – 5 years ; expected volatility – 100%; exercise price  - $0.15; share price - $0.09 and expected dividends – nil. The fair value of these options was $421,486 which is lower than the previous estimate of $752,462 recorded for the period ended March 31, 2011. This resulted in a recovery of $330,976 to stock-based compensation in the consolidated statement of comprehensive loss for the nine months ended December 31, 2011 (three months ended December 31, 2011 – recovery of $7,901)).

(c)	Commitment to Issue Shares

Commitment to issue common shares (or units, where indicated) included the following:

Table for period ending December 31, 2012 and 2011
	Number	Amount
Balance at March 31, 2011	7,237,195	$1,158,301
Consulting services (i)	50,000	4,500
Management and finance incentive (b)(iv)	675,824	54,069
Private placement at $0.10 unit (b)(i) & (ii)	788,150	78,815
Private placement at $0.05 unit (iii)	1,000,000	50,000
Shares Issued	(8,721,169)	(1,292,685)
Balance at December 31, 2011	1,030,000	$53,000

	Number	Amount
Balance at March 31, 2012	830,000	$43,000
Shares issued (b)	(830,000)	(43,000)
Balance at December 31, 2012	-	$-

During the nine months ended December 31, 2011, the Company was committed to issue shares including:

(i)	50,000 common shares in connection with a financial consulting agreement for internet and marketing services at an aggregate fair value of $4,500.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

11.   SHARE CAPITAL AND RESERVES (continued)

(ii)	This includes an additional 30,000 units to be issued at $0.10 per unit with the private placement offering that was closed subsequent to the year end in the aggregate amount of $3,000.

(iii)
1,000,000 units at a price of $0.05 per unit for gross proceeds of $50,000 pursuant to a private placement. Each unit consists of one common share and one half of one warrant. One whole warrant is exercisable into one common share at $0.25. The common shares were subject to a six month lock up agreement from the date of issue. No value has been attributed to the warrants as the share price at the closing date was either equal to or less than unit price.

During the nine months ended December 31, 2012, all of the commitments to issue shares at March 31, 2012 were completed.

Committed common shares were valued based on the value of service provided by the respective parties.

(d)   Stock options

The Company has a stock option plan (“Plan”) that allows for stock options to be issued to employees, directors, officers and consultants on both a qualified and non-qualified basis. The aggregate number of common shares from which options and bonuses may be granted from time to time under the Plan shall not exceed 20% of the Company’s issued and outstanding number of common shares and the number of common shares from which options and bonuses may be granted under the US incentive portion of the Plan shall not exceed 17% of the Company’s issued and outstanding common shares. The Company’s Plan provides that the terms of the options and the option prices shall be fixed by the board of directors or committee and subject to the requirements of the exchange on which the Company’s common shares are traded or any other governing regulatory body, at the time of grant. Options granted shall expire after a period of eight years or terminate three months after the recipient ceases to be an employee of the Company.

The following table summarizes vested and exercisable stock option activity for the period from March 31, 2011 to December 31, 2012:

	Number of options	Weighted average exercise price
Balance, March 31, 2011	8,697,195	$0.18
Granted (b)(iv)	675,824	$0.15
Balance, March 31, 2012	9,373,019	$0.17
Granted	-	-
Balance, December 31, 2012	9,373,019	$0.17

During the nine months ended December 31, 2012, the Company committed to issue no (2011 - 675,824) stock options to officers, employees, directors and other eligible persons. The weighted average fair value of stock options granted and committed during the nine months ended December 31, 2011 of $0.15 per option was estimated using the Black-Scholes option pricing model with the following assumptions:

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

11.   SHARE CAPITAL AND RESERVES (continued)

	Nine months ended December 31,
	2012	2011
Risk-free interest rate	-	2%
Expected life	-	5 years
Expected volatility	-	100%
Expected dividend	$nil	$nil

During the nine months ended December 31, 2012, the Company recorded stock-based compensation expense of $nil (2011 – $4,582) for options that vested during the period.

As at December 31, 2012, the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Options
September 30, 2016	$0.15	7,323,019
June 1, 2018	$0.25	1,500,000
July 31, 2018	$0.25	250,000
November 30, 2018	$0.10	300,000
Total		9,373,019

(e)	Warrants

Each of the Company’s share purchase warrants is exercisable into one common share. The following summarizes warrants activity for the period from March 31, 2011 to December 31, 2012:

	Number of warrants	Weighted average exercise price
Balance, March 31, 2011	29,231,938	$0.30
Issued (b)(i) & (ii)	3,988,710	$0.12
Forfeited	(8,289,484)	$0.50
Exercised (ii)	(4,800,000)	$0.05
Balance, March 31, 2012	20,131,162	$0.22
Warrants expired	(875,000)	$0.30
Balance, December 31, 2012	19,256,162	$0.22

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

11.   SHARE CAPITAL AND RESERVES (continued)

(e)	Warrants (continued)

As at December 31, 2012, the following share purchase warrants were outstanding:

Expiry Date	Note	Exercise Price	Number of Warrants
January 14, 2013*	(i)	$0.15	4,444,444
February 18, 2013*		$0.25	4,776,183
March 31, 2013		$0.25	320,000
April 1, 2013		$0.25	7,818,328
June 14, 2013		$0.25	518,132
October 13, 2013		$0.15	379,075
December 13, 2013		$0.10	500,000
January 24 , 2014		$0.10	500,000
Total			19,256,162

* Expired unexercised subsequent to December 31, 2012

(i)
As part of the final negotiation with the July 2009 convertible note holders the Company agreed to issue an additional 4,047,686 warrants at $0.15 for a two-year period ending January 14, 2013 and to reset the exercise price of the current outstanding 396,758 warrants from $0.40 to $0.15, resulting in a total of 4,444,444 warrants outstanding. The Company applied the fair value method using Black-Scholes option pricing model in accounting for warrants utilizing risk-free interest rate – 1.75%; expected life – 2 years ; expected volatility – 100%; and expected dividends – nil. The issuance of the new warrants resulted in $445,650 charge to gain on settlement of debt with a corresponding credit to contributed surplus recorded during the last quarter of March 31, 2012.

(ii)
As part of a negotiation with a warrant broker holder during the year ended March 31, 2012, the Company agreed to issue an additional 2,091,503 warrants at $0.05 for a two-year period ending July 16, 2013 and to reset the exercise price of the current outstanding warrants from $0.40 to $0.05.

The warrant holder exercised the 4,800,000 warrants on a cashless basis resulting in 800,000 common shares to be issued valued at $40,000. As a result of this exercise $77,867 was charged to share capital with the corresponding debit to contributed surplus representing the cumulative charges to contributed surplus for these warrants during the year ended March 31, 2012. The 800,000 common shares were issued during the nine months ended December 31, 2012.

(f)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Contributed Surplus’, and ‘Accumulated Deficit’.

‘Contributed Surplus’ is used to recognize the value of stock option grants and share warrants prior to exercise.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

11.  SHARE CAPITAL AND RESERVES (continued)

‘Commitment to Issue Shares’ includes common shares committed to management, consultants and investor relations companies under fundraising agreements, and committed under private placements for proceeds received.

‘Accumulated Deficit During the Development Stage’ is used to record the Company’s change in deficit from earnings (losses) from period to period relating to the Company’s current business plan after April 1, 2005.

‘Accumulated Deficit From Prior Operations’ was used to record the Company’s change in deficit from earnings (losses) from the period of incorporation to April 1, 2005.

12.  PROJECT DEVELOPMENT

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Product research	$100,937	$83,957	$311,456	353,611
Marketing	29,857	-	48,945	-
Site contractor	30,107	1,450	46,161	37,654
Consulting fees	11,079	-	28,531	181,027
	$171,980	$85,407	$435,093	$572,292

13.  GENERAL AND ADMINISTRATIVE COSTS

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Investor relations	$6,968	$19,951	$36,930	$48,973
Advertising and media development	25,602	-	43,483	12,876
Consulting	66,384	-	120,412	-
Management fees	3,000	-	3,000	-
Professional fees	86,337	11,340	163,315	107,254
Office and miscellaneous	26,397	13,407	73,287	95,042
Travel	1,090	21,362	3,651	89,477
Amortization	9,798	10,537	29,394	36,874
Rent	38,889	21,417	44,873	42,336
Stock-based compensation (recovery)	-	(7,901)	-	(266,378)
Filing and transfer agent fees	3,506	-	15,873	10,123
	$267,971	$90,113	$534,218	$176,577

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

13.  GENERAL AND ADMINISTRATIVE COSTS (continued)

Details of stock-based compensation for the three and nine months ended December 31, 2012 and 2011:

		Three months ended		Nine months ended
Stock-based compensation (recovery)		December 31,		December 31,
	Note	2012	2011	2012	2011
Private placement agreement options	11(b)(iv)(d)	$-	$(7,901)	$-	$(326,394)
Private placement agreement shares	11(b)(iv)	-	-	-	60,016
Total		$-	$(7,901)	$-	$(266,378)

14.  INTEREST AND FINANCING COSTS

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Debt interest	$89,873	$46,094	$264,931	$103,177
Accretion and other	4,639	819	12,613	2,410
	$94,512	$46,913	$277,544	$105,587

15.  NON-OPERATING EXPENSES

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Foreign exchange gain (loss)	$80,249	$(4,910)	$361	$36,396
Write-off receivable	-	336	-	(15,715)
Gain on disposal of assets	45,060	(6,618)	52,610	13,939
Change in fair value of derivative liability loss (gain)	-	-	-	-
	$125,309	$(11,192)	$52,971	$34,620

16.  RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

During the three and nine months ended December 31, 2012 and 2011, the Company incurred the following expenditures other than key management compensation charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

16.  RELATED PARTY TRANSACTIONS (continued)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Project development	$-	$-	$-	$1,937
Interest and accretion	4,532	9,023	13,546	27,836
	$4,532	$9,023	$13,546	$29,773

The related party transactions are in the ordinary course of business.

At December 31, 2012 and March 31, 2012, due to related parties was comprised of amounts owing to key management or former key management.  At December 31, 2012, the amounts owing of $1,131,166 (March 31, 2012 - $941,661) were non-interest bearing and had no specific terms of repayment.

At December 31, 2012, included in promissory notes payable from Note 8(a) is $213,542 (March 31, 2012 – $199,997) owing to key management.

Key Management Compensation

Key management personnel compensation comprised:

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
Salaries and short-term employee benefits	$100,000	$127,036	$330,000	$394,212
Share-based payments	-	-	-	28,224
Stock-based compensation	-	-	-	126,817
	$100,000	$127,036	$330,000	$549,253

17.  COMMITMENTS

Commitments not disclosed elsewhere in these consolidated financial statements are as follows:

Leased premises

During the nine months ended December 31, 2012, the Company entered into an agreement with a company controlled by a former director of the Company (collectively referred to as “GBS”). Under this agreement GBS would assume all past and present obligations and liabilities including but not limited to all the past due rent under the Company’s lease in Launceston, Cornwall, UK. In addition, GBS has entered into a new lease for these premises. For this arrangement, the Company agreed to pay GBP 5,000 and issue a right to an exclusive sales territory within the UK. As at March 31, 2012 the GBP 5,000 (US $7,983) had been recorded to accounts payable and accrued liabilities and was subsequently paid during the nine months ended December 31, 2012.

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

17. COMMITMENTS (continued)

On April 5, 2012, the Company entered into a License Agreement to license the parking space consisting of the roof of a parking facility located in Vancouver, BC.  The top level of the space was used for the purpose of erecting the Local Garden greenhouse facility that incorporates the Company’s VertiCrop System. The initial term of the license is for 10 years with an option of two five year renewals subject to mutual agreement with the Licensor. The monthly rental fees for the entire roof top are $4,800 CDN or $2,400 CDN for each level. The Company is currently renting one level at this time and does not intend to erect another greenhouse at this time.

Service agreements

During the year ended March 31, 2012, the Company entered into an agreement for a four month term with a non-related party to assist the Company with establishing a commercial site for its VertiCrop System. Any extensions would be mutually agreed. Contingent to successfully securing the necessary financing and the ordering of VertiCrop components for the new commercial site the non-related party would receive a commission of $120,324 ($120,000 CDN) and 200,000 common shares. During the nine months ended December 31, 2012, the non-related party earned its commission and common shares, which were paid and issued subsequent to the period end.

Legal matters

The Company, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. For legal and other contingencies, if the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company will accrue a liability for the estimated loss. During the year ended March 31, 2012, the Company’s management became aware of a legal claim against the Company for property damage and contract default in the amount of approximately $195,000 plus related costs. During the nine months ended December 31, 2012, the Company and the plaintiff agreed to a partial settlement worth $130,000 of this legal claim by permitting the claimant to remove its property from the site. The parties are still in negotiations with respect to the claim balance amount of approximately $65,000. The Company has recorded a provision of $66,766 for what it believes is the remaining obligation of the claim in accounts payable and accrued liabilities.

Registered Security

During the nine months ended December 31, 2012, a third party registered a claim against the Company for repayment of an outstanding payable in the amount of $159,000 ($163,000 CDN).

18.  SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Changes in non-cash working capital

	Nine months ended December 31,
	2012	2011
Receivables	$(96,103)	$33,329
Prepaid expenses	(7,709)	9,578
Inventory	(83,099)	-
Accounts payable and accrued liabilities	185,505	(415,944)
	$(1,406)	$(373,037)

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

18.  SUPPLEMENTAL CASH FLOW INFORMATION (continued)

(b)	Supplemental cash flow information

	Nine months ended December 31,
	2012	2011
Shares issued on conversion of convertible notes	$-	$3,000
	$-	$3,000

	Nine months ended December 31,
	2012	2011
Interest paid	$42,358
Taxes paid	-	-
	$42,358	$-

19.  SEGMENTED INFORMATION

The Company operates in one industry segment being the research, product development and resale sectors.

	December 31, 2012	March 31, 2012
Property and equipment
United States	$-	$-
United Kingdom	71,680	101,074
Canada	-	-
	$71,680	$101,074

	December 31, 2012	March 31, 2012
Assets under development
United States	$-	$-
United Kingdom	-	-
Canada	1,381,179	-
	$1,381,179	$-

	December 31, 2012	March 31, 2012
Assets held for sale
United States	$433,254	$433,254
United Kingdom	-	-
Canada	-	-
	$433,254	$433,254

Alterrus Systems Inc. (formerly Valcent Products Inc.)
(A Development Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
December 31, 2012
(Expressed in US Dollars)
(Unaudited)

19.  SEGMENTED INFORMATION (continued)

	December 31, 2012	March 31, 2012
Revenues
United States	$-	$-
United Kingdom	-	-
Canada	1,013	-
	$1,013	$-

20.  SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2012:

•	200,000 common shares were issued for consulting services in lieu of cash.